UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-03313, 811-21824				Date examination completed: August 14, 2015
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
First American Funds, Inc., Mount Vernon Securities Lending Trust
4. Address of principal executive office (number, street, city, state, zip code):
800 Nicollet Mall Minneapolis, MN 55402

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

August 14, 2015

We, as members of management of the Government Obligations Fund, Prime Obligations Fund, Tax Free Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund of the First American Funds, Inc. (collectively the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of April 30, 2015, and from June 30, 2014 through April 30, 2015.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of April 30, 2015, and from June 30, 2014 through April 30, 2015, with respect to securities reflected in the investment accounts of the Funds.

By:	/s/ Eric J. Thole
Eric J. Thole President First American Funds, Inc.

By:	/s/ Jill M. Stevenson
Jill M. Stevenson Treasurer First American Funds, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors
First American Funds, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that the Government Obligations Fund, Prime Obligations Fund, Tax Free Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund of First American Funds, Inc. (collectively the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, under the Act as of April 30, 2015, and from June 30, 2014 through April 30, 2015. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2015, and with respect to agreement of security purchases and sales, for the period from June 30, 2014 (the date of our last examination) through April 30, 2015:

•	Confirmation of all securities held by institutions in book entry form (Depository Trust Company and Federal Reserve Bank of Boston);

•	Confirmation of all securities held with brokers;

•	Reconciliation of all such securities to the books and records of the Funds and U.S. Bank National Association (the Custodian);

•	Confirmation of all repurchase agreements with brokers/banks; and

•	Review of 10 purchases and 11 security sales or maturities since our last report from the books and records of the Funds, noting that they have been accurately reported and subsequently settled.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

1

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of April 30, 2015, and from June 30, 2014 through April 30, 2015, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be, and should not be used by anyone other than these specified parties.

Chicago, Illinois
August 14, 2015

2

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

August 14, 2015

We, as members of management of the Mount Vernon Securities Lending Prime Portfolio of the Mount Vernon Securities Lending Trust (the Portfolio), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolio’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of April 30, 2015, and from June 30, 2014 through April 30, 2015.

Based on this evaluation, we assert that the Portfolio was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of April 30, 2015, and from June 30, 2014 through April 30, 2015, with respect to securities reflected in the investment accounts of the Portfolio.

By:	/s/ Eric J. Thole
Eric J. Thole President Mount Vernon Securities Lending Trust

By:	/s/ Jill M. Stevenson
Jill M. Stevenson Treasurer Mount Vernon Securities Lending Trust

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mount Vernon Securities Lending Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that the Mount Vernon Securities Lending Prime Portfolio of Mount Vernon Securities Lending Trust (the Portfolio) complied with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, under the Act as of April 30, 2015, and from June 30, 2014 through April 30, 2015. Management is responsible for the Portfolio’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Portfolio’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Portfolio’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstance. Included among our procedures were the following tests performed as of April 30, 2015, and with respect to agreement of security purchases and sales, for the period from June 30, 2014 (the date of our last examination) through April 30, 2015:

•	Confirmation of all securities held by institutions in book entry form (Depository Trust Company).

•	Confirmation of all securities held with brokers;

•	Reconciliation of all such securities to the books and records of the Portfolio and U.S. Bank National Association (the Custodian);

•	Confirmation of all repurchase agreements with brokers/banks; and

•	Review of two security purchases and two security sales or maturities since our last report from the books and records of the Portfolio, noting that they have been accurately reported and subsequently settled.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio’s compliance with specified requirements.

1

In our opinion, management’s assertion that the Portfolio complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of April 30, 2015, and from June 30, 2014 through April 30, 2015, with respect to securities reflected in the investment accounts of the Portfolio, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Portfolio and the Securities and Exchange Commission and is not intended to be, and should not be used by anyone other than these specified parties.

Chicago, Illinois
August 14, 2015

2